# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xunlei Limited, CIK 0001510593
CUSIP: 98419E108
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 3709 Baishi Road, Nanshan District, Shenzhen, China (F4), 518000
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-15-049538
Filed by CIK 0001632491

## Reporting persons
- Shenglong Zou ("Mr. Zou"): type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 17,156,036; shared voting power 0; sole dispositive power 17,156,036; shared dispositive power 0; aggregate amount beneficially owned 17,156,036 (5.5% of the class)
  Comment: For row 11: Based on a total of 313,960,336 common shares of the Issuer, par value US$0.00025 per share ("Common Shares") outstanding as of September 30, 2025 according to the Issuer.
- Vantage Point Global Limited ("Vantage Point"): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 8,158,541; shared voting power 0; sole dispositive power 8,158,541; shared dispositive power 0; aggregate amount beneficially owned 8,158,541 (2.6% of the class)
  Comment: For row 11: Based on a total of 313,960,336 Common Shares outstanding as of September 30, 2025 according to the Issuer.

## Item 1. Issuer
Name of issuer: Xunlei Limited
Address of issuer's principal executive offices: 3709 Baishi Road, Nanshan District Shenzhen, F4, 518000

## Item 2. Person Filing
Name of person filing:
Shenglong Zou ("Mr. Zou")

Vantage Point Global Limited ("Vantage Point")

The foregoing persons are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence:
Shenglong Zou

Vantage Point Global Limited

c/o Xunlei Limited

21/F, Block B, Bldg 12, Shenzhen Bay ECO-Technology Park

Nanshan District, Shenzhen, 518000, People's Republic of China
Citizenship:
Mr. Zou is a citizen of the People's Republic of China.

The place of organization of Vantage Point is the British Virgin Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
This information required by Item 4(a) is set forth in Rows 5, 7 and 9 of the cover page for each Reporting Person and is incorporated herein by reference.

As of September 30, 2025, Vantage Point was the record owner of 8,158,541 Common Shares (1,631,708 of which is represented by ADSs). Vantage Point is wholly owned by Mr. Zou. Mr. Zou holds all voting and investment powers of Vantage Point and its assets. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Zou may be deemed to beneficially own all of the Common Shares directly held by Vantage Point.

In addition, Eagle Spirit LLC, a Delaware limited liability company, was the record owner of 8,997,495 Common Shares as of September 30, 2025 (1,799,499 of which is represented by ADSs). Eagle Spirit LLC is wholly owned by a United States irrevocable trust with Mr. Zou as the settlor and Mr. Zou is the sole director of Eagle Spirit LLC. Mr. Zou indirectly holds the voting power and investment power of all of the Common Shares held by Eagle Spirit LLC. Mr. Zou may be deemed to beneficially own all of the Common Shares held by Eagle Spirit LLC.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A: Joint Filing Agreement

## Signatures
- Shenglong Zou ("Mr. Zou"): /s/ Shenglong Zou, Shenglong Zou (11/14/2025)
- Vantage Point Global Limited ("Vantage Point"): /s/ Shenglong Zou, Shenglong Zou/Director (11/14/2025)